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                                                                    EXHIBIT 99.1


                              CONSULTING AGREEMENT


This agreement between Auric Metals, Inc. (Auric) and Marc J. Schwartz (Marc) is for consulting services to be provided by Marc to Auric.

Marc will be responsible for researching and providing information to Auric in regards to exploring new directions and business for the company to pursue. Marc will analyze potential acquisitions, mergers, asset purchases and sales, new hires, capital restructures, and general current business standings.

As compensation, Marc will receive $120,000 to be paid in cash within 90 days of execution of contract. All expenses relating to the work will be incurred by Auric.

Marc will receive stock options in Auric to total 300,000 shares. The exercise price shall be structured as follows:

         1.       100,000 exercisable at $1.125 per share.

         2. 100,000 exercisable at $1.125 per share when the stock price reaches and maintains for 10 days a price of $3.

         3. 100,000 exercisable at $1.125 per share when the stock price reaches and maintains for 10 days a price of $5.

This is the entire agreement.

Agreed this day 11, April, 2000



/s/ Marc J. Schwartz                                 /s/ James E. Fouts
Marc J. Schwartz                                     James E. Fouts
                                                     President, Auric Metals


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